CHECK POINT SOFTWARE TECHNOLOGIES LTD.
                                  DIAMOND TOWER
                              3A JABOTINSKY STREET
                             RAMAT GAN 52520, ISRAEL

                                 PROXY STATEMENT

                                 --------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  JULY 31, 2003

        Notice is hereby given of the Annual General Meeting of Shareholders (the "Meeting") of Check Point Software Technologies Ltd. (the "Company"), to be held on July 31, 2003 at 11:00 A.M., at the principal executive offices of the Company at the address that appears above.

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.01 nominal value (the "Ordinary Shares"), of the Company in connection with the solicitation by the Board of Directors of proxy cards for use at the Meeting or at any adjournment thereof. It is proposed that resolutions be adopted at the Meeting as follows: (1) to elect five Directors for the coming year; (2) to elect two Outside Directors for a period of three years following the Meeting;
(3) as required by Israeli law, to authorize the Chairman of the Board to continue serving as Chairman of the Board and Chief Executive Officer of the Company for up to three years following the Meeting; (4) to ratify the Consolidated Financial Statements of the Company for the year ended December 31, 2002; (5) to ratify the appointment and compensation of Kost Forer & Gabbay, a member of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2003; and (6) to approve option grants to certain officers who are also Directors of the Company.

        A form of proxy card for use at the Meeting is attached. Shareholders should follow the instructions on the proxy card. Shareholders may revoke the authority granted by their execution of proxy cards at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy card bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy card, shares represented by any proxy card in the attached form, if the proxy card is properly executed and received by the Company prior to the Meeting, will be voted in favor of all of the proposed resolutions to be presented to the Meeting, as described above.

        Proxy cards for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 23, 2003 will be entitled to vote at the Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting. Proxy cards are being mailed to shareholders on or about July 7, 2003 and will be solicited chiefly by mail and email; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation for these services, may solicit proxy cards by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

        On June 23, 2003 the Company had outstanding 247,756,285 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than 50% of the voting power of the Company, will constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of the Company's Ordinary Shares as of June 23, 2003 for (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares and (ii) all current executive officers and Directors as a group.

                                                                             PERCENTAGE OF
   NAME AND ADDRESS OF FIVE PERCENT               NUMBER OF SHARES              SHARES
SHAREHOLDERS, OFFICERS AND DIRECTORS (1)          BENEFICIALLY OWNED (2)  BENEFICIALLY OWNED
----------------------------------------          ----------------------  ------------------

Gil Shwed.......................................      29,198,994               11.6%
Marius Nacht....................................      27,111,794               10.8%
Franklin Templeton Investments (3)..............      27,013,630               10.9%
Janus Capital Management LLC (3)................      15,717,607                6.3%
Shlomo Kramer...................................      13,798,650                5.6%
All Directors and executive officers
   as a group (10 persons)......................      72,166,438               28.0%

(1) The address for Messrs. Shwed and Nacht is c/o Check Point Software Technologies Ltd., 3A Jabotinsky Street, Ramat Gan 52520, Israel. The address for Franklin Templeton Investments is One Franklin Parkway, Building 920, San Mateo, CA 94403. The address for Janus Capital Corporation is 100 Fillmore Street, Denver, CO 80206. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares.

(2) The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of June 23, 2003, and for Mr. Shwed includes 4,249,998 shares issuable pursuant to stock options and for Mr. Nacht includes 3,609,998 shares issuable pursuant to stock options. Shares issuable pursuant to stock options are deemed outstanding for the purpose of computing the percentage owned by the person holding such options but are not deemed outstanding for the purpose of computing the percentage owned by any other person.

(3) Based on  information  contained  in most  recent  schedule  13F  filings or schedule 13G filings.



          ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

        In accordance with the Company's Articles of Association, the Company's shareholders last fixed the number of Directors at 10. There are currently eight members of the Board of Directors of the Company (including the Outside Directors) and after the Meeting there will be seven members of the Board of Directors of the Company (including Outside Directors).

        Shareholders are being asked to reelect the current Directors, except for Shlomo Kramer, who is not standing for reelection, and the Outside Directors. Management recommends that the following five nominees be elected to the Board of Directors at the Meeting, each to serve until the next annual meeting of shareholders.

        GIL SHWED, a co-founder of the Company, is Chairman of the Board of the Company, a position he has held since July 1998, and is also the Company's Chief Executive Officer and a Director of the Company, both positions he has held since the Company's inception in July 1993. Mr. Shwed also served as President of the Company from its inception until 2001. Mr. Shwed is also a Director of BackWeb Technologies Ltd.

        MARIUS NACHT, a co-founder of the Company, has served as the Company's Senior Vice President and Vice Chairman of the Board since the beginning of 2001. Mr. Nacht served as the Company's Senior Vice President from January 1999 until the beginning of 2001. Mr. Nacht served as the Company's Vice President of International Operations from September 1995 until December 1998, and from July 1993 to September 1995 Mr. Nacht served as a Vice-President of the Company. Mr. Nacht has served as a Director of the Company since its inception in July 1993. Mr. Nacht received a Masters degree in Electrical Engineering and Communication Systems from Tel Aviv University, as well as a B.S. in Physics and Mathematics from Hebrew University of Jerusalem.


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


        DAVID RUBNER has served as a Director of the Company since June 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital firm. Prior to starting this company, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University. Mr. Rubner was a recipient of the Industry Prize in 1995 and serves on the boards of directors of a number of companies, and is a member of the Board of Trustees of Bar Ilan University and Shaare Zedek hospital.

        ALEX SERGE VIEUX has served as a Director of the Company since the beginning of 1998. Mr. Vieux is Chairman, Chief Executive Officer and founder of DASAR Brothers, Inc., which he founded in 1990 and the owner of ETRE, the European Technology Roundtable Exhibition. He is a member of the board of several public and private technology companies including BVRP software, Cibox, Commerce One, Kyriba, madge, Thrunet and White Pajama. Mr. Vieux has served as a senior advisor to both government and industry and was lately named, for the second year in a row, one of the most influential people in the European technology community. Mr. Vieux is currently a visiting professor at the French University Paris Dauphine, where he is teaching telecommunications in the United States. Mr. Vieux is a graduate of the Institut d'Etudes Politiques in Paris and HEC. He also holds a law degree from the Universite de Paris II-Assas and an M.B.A. from Stanford University, where he was a Fulbright Scholar.

        DR. TAL SHAVIT has served as a Director of the Company since June 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her focus is on consultation to R&D upgrade in both Israeli companies and in American companies with Israeli-based R&D centers. Her work with leading management teams includes a defining of organizational culture as the engine of the company's activities. She consults to companies undergoing structural change and a redefining of management roles in order to meet market changes.

        It is the intention of the persons appointed as proxies in the accompanying proxy card to vote FOR the election of the nominees named above as Directors unless specifically instructed to the contrary. Management knows of no current circumstances that would render any nominee named herein unable to accept nomination or election.



                   ITEM 2 - ELECTION OF TWO OUTSIDE DIRECTORS

        In accordance with Israel's Companies Law and the regulations promulgated under the Companies Law, on June 29, 2000 the Board of Directors designated Irwin Federman and Ray Rothrock as Outside Directors. Both of the Outside Directors serve on the Company's statutory audit committee, and at least one Outside Director serves on each committee of the Board of Directors. The term of office of an Outside Director is three years, and may be extended for an additional term of three years.

        Shareholders are being asked to elect the current Outside Directors for an additional term of three years following the Meeting.

        IRWIN FEDERMAN has served as a Director of the Company since November 1995. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since April 1990. From 1988 to 1990, he was a Managing Director of Dillon Read & Co., an investment banking firm, and a general partner in its venture capital affiliate, Concord Partners. Mr. Federman is a director of Centillium Communications, Inc., Netro Corporation, Nuance Communications, Inc., SanDisk Corp., and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

        RAY ROTHROCK has served as a Director of the Company since November 1995. Mr. Rothrock has been a member of Venrock Associates, a venture capital firm, since 1988 and a General Partner of Venrock Associates since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in engineering from Texas A&M University, an M.S. from the

Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

        Election of the Outside Directors requires (i) a majority of the votes cast, PLUS (ii) the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company's controlling shareholders) must not represent more than one percent of the voting rights in the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RESOLUTION TO ELECT THE TWO OUTSIDE DIRECTORS.



   ITEM 3 - AUTHORIZATION OF CHAIRMAN OF THE BOARD TO SERVE AS CHAIRMAN OF THE
                       BOARD AND CHIEF EXECUTIVE OFFICER

        Israel's Companies Law provides that the Chairman of the Board of a public company cannot also serve as the Chief Executive Officer of the Company, unless authorized by shareholders. Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder resolution. On July 27, 2000 the shareholders authorized Mr. Gil Shwed to continue to serve as Chairman of the Board and Chief Executive Officer of the Company for up to three years following the date of such resolution. The Board of Directors believes that it is in the best interests of the Company to have Mr. Shwed continue to serve in all of these capacities.

        It is proposed that the following resolution be adopted at the Meeting:

                      "RESOLVED,  that the  shareholders  of the Company  hereby authorize Mr. Gil Shwed to continue to serve as Chairman of the Board and Chief Executive Officer of the Company for up to three years following the date of this resolution."

        The votes cast in favor of allowing the Chairman of the Board to serve as the Chief Executive Officer of the Company must consist of a majority of the votes cast and include at least two-thirds of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS RESOLUTION.



                         ITEM 4 - PROPOSAL TO RATIFY THE
                      CONSOLIDATED FINANCIAL STATEMENTS OF
                THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2002

        The Company's Consolidated Financial Statements for the year ended December 31, 2002 are available on the Company's website WWW.CHECKPOINT.COM.
                                                         ------------------

        It is proposed that the following resolution be adopted at the Meeting:

                      "RESOLVED,  that the Consolidated  Financial Statements of the Company for the year ended December 31, 2002 be, and the same hereby are, ratified."

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to ratify the Consolidated Financial Statements. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS.

                         ITEM 5 - PROPOSAL TO RATIFY THE
                       APPOINTMENT AND COMPENSATION OF THE
                    COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS

        The Board of Directors has appointed the accounting firm of Kost Forer & Gabbay, a member of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2003. Kost Forer & Gabbay have audited the Company's books and accounts since its inception.

        The Board of Directors  will  present the  following  resolution  at the
Meeting:

                      "RESOLVED,  that the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as the Company's independent public accountants for the year ending December 31, 2003 be, and it hereby is, ratified, and the Board of Directors (or, the audit committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to ratify the appointment and compensation of the Company's independent public accountants. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT AND COMPENSATION OF THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS.



                   ITEM 6 - PROPOSAL TO APPROVE OPTION GRANTS
                           TO CERTAIN OFFICERS WHO ARE
                          ALSO DIRECTORS OF THE COMPANY

        Under Israel's Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. This includes compensation in the form of stock options. Gil Shwed and Marius Nacht, who are Directors of the Company, are also the Chief Executive Officer and Senior Vice President, respectively, of the Company.

        The audit committee and the Board of Directors have approved the grant to Mr. Shwed of options to purchase 2,000,000 Ordinary Shares, and the grant to Mr. Nacht of options to purchase 1,000,000 Ordinary Shares, all at an exercise price of 100% of the closing price of the Nasdaq National Market on the date of grant. It is therefore proposed that the shareholders approve the option grants to the above officers who are also Directors of the Company.

        It is proposed that the following resolution be adopted at the Meeting:

                      "RESOLVED,  that the  grant to Gil  Shwed  of  options  to purchase 2,000,000 Ordinary Shares and the grant to Marius Nacht of options to purchase 1,000,000 Ordinary Shares, all at an exercise price of 100% of the closing price on the Nasdaq National Market on the date of grant and upon the terms approved by the Company's audit committee and Board of Directors, be, and they hereby are, approved."

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to approve the option grants to officers of the Company who are also Directors. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO APPROVE THE OPTION GRANTS TO OFFICERS OF THE COMPANY WHO ARE ALSO DIRECTORS.

                                     By Order of the Board of Directors.


                                           /S/ GIL SHWED
                                     ------------------------------------
                                     GIL SHWED
                                     CHAIRMAN OF THE BOARD OF DIRECTORS

Dated: July 7, 2003